

June 30, 2010

A. George Kallop
President and Chief Executive Officer
Nymagic, Inc.
919 Third Avenue
New York, NY  10022

      **Re:    Nymagic, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2009**
              **Definitive Proxy Statement filed April 5, 2010**
              **File No.  1-11238**

Dear Mr. Kallop:

We have reviewed your filing and have the following comments.  In some of our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Loss Reserve Tables, pages 13-17

1.      Please revise your disclosure to separately quantify each significant factor that contributed to the change in prior year reserves of $20 million.  For example, quantify how much of the change related to the Ocean Marine line in the 2004 to 2006 accident years and the offsetting amount that related to the 2007 accident year.

(2) Investments, page F-15

2.      Refer to the investments listed on page F-19 and please address the following:

    - Tell us why you believe the equity method is appropriate for investments in less than 3% owned entities.
    - Tell us why you have included equity method income within investment income instead of as a separate line item on the Statements of Operations pursuant to Rule 5-03(b)(12) of Regulation S-X.
    - Tell us why you have not consolidated your 60% investment in Mariner Silvermine.

Definitive Proxy Statement filed April 5, 2010

2009 Base Compensation, page 14

3.      Please provide proposed disclosure to explain the reason or reasons for increasing the cash component of Mr. Kallop's salary from $450,000 to $525,000 and Mr. McAndrew's salary from $224,500 to $325,000.

2009 Annual Incentive Plan, page 15

4.      We note that the Compensation Committee established certain performance measures at the beginning of 2009 for each of the named executive officers besides Mr. Kallop, which included earning per share; book value per share growth; gross written premiums; loss and expense ratios; and operational milestones.  Please provide proposed disclosure that discusses, with particularity, all of the performance measures considered, specifying as applicable the quantifiable goals set for each of the named executive officers other than the Chief Executive Officer.  In addition, please disclose the extent of achievement of those goals, and the relationship of such achievement to the bonus amounts ultimately awarded.

5.      Please disclose the size of the bonus pool for senior officers in 2009 and the Compensation Committee's basis in determining this amount.

2009 Long-Term Incentives, page 16

6.      Please disclose the targeted increase in the value of your company's common stock required for Mr. Kallop to earn Performance Units in 2009.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mary Mast, Staff Accountant, at (202) 551-3613 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters.  You may contact Mike Rosenthall, Staff Attorney, at (202) 551-3674 or Daniel Greenspan, Special Counsel, at (202) 551-3623 with questions on other comments.  In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant